                                                      Pursuant to Rule 424(b)(3)
                                                      Registration No. 333-70357

PROSPECTUS

                                3,000,000 SHARES

                             COSTILLA ENERGY, INC.

                                  COMMON STOCK

                             ---------------------

     This Prospectus covers 3,000,000 shares of our common stock. One of our stockholders, Pioneer Natural Resources USA, Inc., owns all of these shares.

     Pioneer may sell any number of these shares from time to time in various types of transactions, including sales in the open market and in private negotiated transactions. These sales may be at market price or at privately negotiated prices. There are no underwriting arrangements with respect to this offering. This may result in several sales of a small number of shares.

     Pioneer will receive all of the net proceeds from its sale of the shares, and will pay all brokerage fees and similar sale-related expenses. We will not receive any of the proceeds from the sale of the shares by Pioneer, but are paying the costs of registering the shares with the Securities and Exchange Commission.

     Our common stock is traded on the Nasdaq National Market under the symbol COSE.

                             ---------------------

     SEE "RISK FACTORS" BEGINNING ON PAGE 3 FOR A DISCUSSION OF CERTAIN RISKS TO BE CONSIDERED IN CONNECTION WITH THE OFFER AND IN EVALUATING AN INVESTMENT IN THE OFFERED SHARES.

                             ---------------------

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             ---------------------

                The date of this Prospectus is February 12, 1999
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                               TABLE OF CONTENTS

                                                               PAGE
                                                               ----
Risk Factors................................................     3
Where You Can Find More Information.........................     8
Special Note on Forward-Looking Statements..................     8
Selling Stockholder.........................................     9
The Offering................................................     9
Use of Proceeds.............................................     9
Costilla Energy.............................................    10
Material Changes to Reported Information....................    11
Plan of Distribution........................................    12
Legal Matters...............................................    13
Experts.....................................................    13
SEC's Position on Indemnification for Securities Act
  Liabilities...............................................    13

                             ---------------------

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS DOCUMENT. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS OR ANY OTHER DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THE DOCUMENTS. THIS PROSPECTUS IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED OR TO ANY PERSON WHO IS NOT PERMITTED TO BUY THESE SECURITIES.

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                                  RISK FACTORS

     In evaluating a potential investment in the shares offered by this prospectus, you should consider carefully the following risk factors as well as the other information contained and incorporated by reference in this prospectus.

WE MAY NOT FIND NEW RESERVES TO REPLACE PRODUCED OIL AND GAS, REDUCING THE AMOUNT OF OUR PRIMARY ASSETS.

     The volume of oil or gas produced from a property generally decreases as more oil and gas is produced from that property. The speed at which the decrease occurs depends upon geologic characteristics of a particular property. If we do not find new oil and gas production either by exploration and development or acquisition, then our proved reserves will decrease as we produce oil and gas. Proved reserves are estimates of the oil and gas located in known producing reservoirs. Those estimates are based upon available data which demonstrates that the oil and gas can be produced with reasonable certainty. Our future production is highly dependent on finding or acquiring additional reserves. Finding or acquiring additional reserves requires significant capital. If the cash flow from our operations decreases and other sources of funds, such as debt or sales of stock, are limited or unavailable, we may not be able to make sufficient capital investments to replace our oil and gas reserves. Even if the funds are available, our future exploration, development and acquisition activities may not add proved reserves or production at acceptable costs.

WE HAVE A SUBSTANTIAL AMOUNT OF DEBT WHICH SIGNIFICANTLY EFFECTS OUR OPERATIONS AND FINANCIAL RESULTS BY LIMITING THE FUNDS AVAILABLE TO US FOR OUR FUTURE CAPITAL NEEDS.

     As of September 30, 1998, our total long-term debt was approximately $207.5 million and our stockholders' equity was approximately $19.4 million. Our substantial debt level has several important effects on our future operations. First, a substantial portion of our cash flow from operations is used to pay interest on our indebtedness and will not be available for other purposes. In addition, our revolving credit facility and the indenture agreement with the holders of our 10 1/4% Senior Notes due 2006 require us to meet financial tests and impose restrictions that may limit our ability to borrow additional funds or to sell assets. Those requirements and restrictions may limit our flexibility in planning for, and reacting to, changes in our business. Our level of indebtedness may also reduce the amount of additional financing we can obtain in the future for working capital, capital expenditures, acquisitions or other purposes.

     At January 4, 1999, we had $40 million borrowed under our revolving credit facility, constituting the full amount we are currently permitted to borrow under that facility. Some of the restrictions in the indenture currently prohibit us from borrowing funds from sources other than our revolving credit facility. Therefore, we do not currently have the ability to borrow funds for our capital needs, and must rely on cash flow, sales of stock and other sources. In addition, the lenders under our revolving credit facility have advised us that they will be redetermining the maximum amount we are allowed to borrow under our revolving credit facility. See "Material Changes to Reported Information" on page 11. If we are required to make a significant repayment due to the redetermination of the maximum borrowing amount, we may not be able to obtain the funds needed for our 1999 operating plan and other capital needs.

     Our ability to timely pay our debt obligations and to reduce our total indebtedness depends upon our future performance. Some factors involved in our future performance, such as the price we receive for our oil and gas production, are beyond our control. If we are not able to generate sufficient cash flow from operations to timely pay our debt, we may have to attempt to refinance all or a portion of our existing debt or obtain additional financing. We may not be able to refinance the debt or obtain additional financing. Substantially all of our assets are pledged to secure our revolving credit facility and cannot be used as collateral for future loans. This lack of available collateral could harm our ability to obtain other financing. If we are not able to obtain additional financing, it may have serious and unfavorable effects on our financial condition and operations.

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ESTIMATES OF PROVED RESERVES AND FUTURE NET CASH FLOWS ARE UNCERTAIN AND BASED
UPON ASSUMPTIONS AND SUBJECTIVE INTERPRETATION. THE DIFFERENCE BETWEEN THOSE ESTIMATES AND THE ACTUAL RESULTS MAY BE SUBSTANTIAL.

     The oil and gas reserve data contained and incorporated by reference in this prospectus are estimates only. While we believe those estimates are reasonable, oil and gas reserve estimates are imprecise and will most likely change as additional information becomes available. Estimates of oil and gas reserves are projections based on engineering information. The interpretation of that information and the determination of projections of future drilling and rates of production involve many uncertainties. Similarly, estimates of future net revenues from proved reserves and the present value of that revenue are based upon assumptions about production levels, prices and costs, which may not be correct.

     Reserve engineering is a subjective process of estimating oil and gas that is still in the ground and cannot be exactly measured. The accuracy of any reserve estimate depends upon the quality of the information used and the knowledge and skill of the engineers preparing the estimates. Accordingly, reserve estimates and estimates of the future net cash flows expected from those reserves prepared by different engineers or by the same engineers at different times may be substantially different.

     We cannot provide any assurance that our estimated reserves will ultimately be produced when we expect, or if they will be produced at all. The difference between reserve estimates and the actual production could be substantial. You should not consider the discounted future net cash flows to be the same as the fair market value of our proved oil and gas properties. Discounted future net cash flows are based upon projected cash flows that do not take into account changes in oil and gas prices or increases in expenses and capital costs. Those estimates are very dependent upon the accuracy of the assumptions used in calculating the estimates. If those assumptions are not accurate, the estimates based on those assumptions may be significantly different from actual results.

A SIGNIFICANT PORTION OF OUR OIL AND GAS RESERVES IS CONCENTRATED IN ONE FIELD.

     While our oil and gas reserves are attributable to over 2,000 wells and locations representing proved developed and proved undeveloped reserves, 31% of our total proved reserves at October 1, 1998 were attributable to three productive wells and two future drilling locations representing proved undeveloped reserves in the Southwest Speaks Field in Lavaca County, Texas. Each of the three productive wells were completed in 1998. Proved developed reserves are those oil and gas reserves expected to be recovered from existing wells, while proved undeveloped reserves are those expected to be recovered from new wells or from major recompletions of existing wells. Estimates of proved undeveloped reserves, as well as reserve estimates made early in the productive life of wells, may be less reliable than reserve estimates attributable to wells that have a longer production history. Any significant downward revision of the reserve estimates attributable to the Southwest Speaks Field, or any interference in production from the Field, could significantly reduce our future cash flows.

IF OUR PIONEER ACQUISITION DOES NOT CLOSE, IT COULD ADVERSELY EFFECT OUR FINANCIAL CONDITION.

     Our previously-announced agreement to acquire oil and gas properties from Pioneer Natural Resources USA, Inc., which was originally scheduled to close on or about December 15, 1998, has been modified to provide us with an option to purchase the same properties at a reduced purchase price. This option expires on March 31, 1999. For the option, we paid Pioneer $25 million in cash which we borrowed under our revolving credit facility, 3 million shares of Costilla common stock valued at $13 million, and property valued at $3 million. We do not have a contractual right to recover any of the payment made for the option, although we have the right to repurchase the property we transferred to Pioneer as part of the option payment for $3 million and to repurchase the 3 million shares for $13 million. If the Pioneer acquisition does not close, we will not receive any value for the option payment. However, we may have certain legal rights and remedies if Pioneer breaches the agreement. Our failure to close the Pioneer acquisition would limit the amount of funds available to carry out our operating plans. We may be forced to sell assets or reduce our level of operations, which could have a serious negative effect on our results of operations and financial condition.

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ACQUISITIONS OF OIL AND GAS PROPERTIES, SUCH AS THE PIONEER ACQUISITION, INVOLVE
RISKS OF INCREASED LIABILITY EXPOSURE, INACCURATE PROPERTY ASSESSMENT,
MANAGEMENT CHALLENGES AND INCREASED EXPENSES.

     Our rapid growth since 1995 has been largely the result of acquisitions of producing properties. We expect to continue to evaluate available acquisition opportunities and pursue those opportunities that management decides are favorable. In considering an acquisition of producing properties, we do an evaluation of recoverable reserves, future oil and gas prices, operating costs, potential environmental and other liabilities and other factors beyond our control. Our evaluation is based upon limited information and we cannot be certain of its accuracy before completing an acquisition. In connection with the evaluation, we review the properties that we would like to acquire in a method that we believe is customary in the oil and gas industry. That review does not reveal all existing or potential problems, and does not permit us to become familiar enough with the properties to fully determine their positive and negative characteristics. We may not be able to inspect every well, and we may not discover all of the structural and environmental problems even when we do an inspection. We do not generally receive an agreement from the seller to protect us from preclosing liabilities, including environmental liabilities, and generally acquire interests in the properties on an "as is" basis.

     If the Pioneer acquisition is completed, the size of our business will be increased significantly. We will be challenged in managing this larger business. We cannot be certain how long it may take to assimilate the new properties and realize any increase in value from our efforts on those properties. We anticipate that some of the new properties will require workovers, recompletions and other improvements. These activities may increase our lease operating expenses without realizing any increase in production or revenue, if any, from those efforts until a later time.

OUR FINANCIAL RESULTS ARE VERY DEPENDENT UPON UNSTABLE OIL AND GAS PRICES THAT ARE CURRENTLY AT THEIR LOWEST LEVELS IN MANY YEARS.

     The price we receive for our oil and gas production has a significant effect on our financial results and our ability to pay debt. Historically, the prices for oil and gas have been volatile and may continue to be volatile in the future. Prices of oil and gas are subject to wide fluctuations in response to market uncertainty, changes in supply and demand and a variety of additional factors, all of which are beyond our control. These factors include domestic and foreign political conditions, the overall level of supply and demand for oil and gas, the price of imported oil and gas, weather conditions, the price and availability of alternative fuels and overall economic conditions.

     Currently, oil and gas prices are at their lowest levels in many years. This has reduced our cash flow and adversely effected our financial results. Our future financial condition and results of operations depend, in part, upon the prices we receive for our oil and gas production. To reduce our exposure to price risks in the sale of our oil and gas, we enter into hedging arrangements from time to time. Although we hedge a significant portion of our production, an extended period at current prices or any substantial or extended decline in the price of oil or gas would materially and adversely effect our financial condition and results of operations, as well as reduce the wells that could be operated economically. Moreover, low oil and gas prices significantly reduce the funds we have available and our ability to repay debt.

THE SALE OF ADDITIONAL SHARES OF COSTILLA COMMON STOCK MAY REDUCE THE STOCK'S MARKET VALUE AND THE CURRENT STOCKHOLDERS' LEVEL OF OWNERSHIP.

     If a substantial number of additional shares of Costilla common stock become available for future sales on the public market, then the market price for Costilla common stock could decline. We currently have the following securities outstanding that are convertible or exercisable into shares of Costilla common stock in addition to those shares already outstanding:

     - 50,000 shares of our convertible preferred stock are currently outstanding. Those shares are held by affiliates of Enron Corp. and are presently convertible for approximately 4,035,513 shares of Costilla common stock.

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

     - Stock options currently held by our officers, directors and employees are presently exercisable for approximately 684,500 shares of Costilla common stock.

     In addition, our stockholders recently approved the sale of up to 250,000 shares of convertible preferred stock and up to 50 million shares of Costilla common stock to raise part of the funds needed for the Pioneer acquisition. The 3,000,000 shares of Costilla common stock owned by Pioneer are some of the shares approved by the stockholders, and increased the total number of shares outstanding by approximately 30%. The sale of more of the shares approved by the stockholders would also significantly increase the total number of outstanding shares. The increase of outstanding shares reduces the current stockholders' percentage ownership and may adversely effect the market price of Costilla common stock.

     Our stockholders also approved an increase of the number of shares that the we may use for our 1996 Stock Option Plan from 1,250,000 shares to 4,000,000 shares. We have not granted options covering these additional shares at this time. If we grant more options and issue shares upon exercise of options, then the total shares outstanding will increase and may have the effects discussed above. Also, if we sell shares upon exercises of options or conversions of preferred stock for less than market prices, the financial interests of current stockholders will be diluted.

WE DEPEND HEAVILY ON OUR SENIOR MANAGEMENT AND EXPERIENCED TECHNICAL STAFF.

     We depend on the services of Cadell S. Liedtke, Chairman of the Board, Michael J. Grella, President and Chief Executive Officer, and Henry G. Musselman, Executive Vice President and Chief Operating Officer. The loss of the services of any of these gentlemen could seriously effect our operations. Each of these gentlemen has an employment agreement with us. They have agreed not to compete with us for a one-year period if they voluntarily leave Costilla or if their employment is terminated for cause within the initial three-year term of the employment agreement. We believe that our success is also dependent upon our ability to continue to employ and retain skilled technical personnel.

SENIOR MANAGEMENT OWNS A SIGNIFICANT AMOUNT OF COSTILLA COMMON STOCK, GIVING THEM SIGNIFICANT INFLUENCE IN STOCKHOLDER VOTING.

     Messrs. Liedtke, Grella and Musselman own directly and indirectly, in the aggregate, approximately 41% of the outstanding Costilla common stock. This stock ownership may allow these gentlemen to exercise significant influence over the election of directors and control of management, operations and affairs.

OUR FOREIGN INVESTMENT SUBJECTS US TO RISKS NOT ENCOUNTERED IN OUR DOMESTIC BUSINESS.

     Our investment in Moldova subjects us to risks related to Moldova and Eastern Europe, such as:

     - foreign taxation or currency exchange which may make our efforts unprofitable;

     - political unrest or war that may cause our operations to be reduced or suspended;

     - the Moldovan government or other regional political force modifying or canceling our concession and/or contracts without our agreement;

     - the Moldovan government taking ownership of our property and interests without our consent and without compensation; and

     - being subject to foreign courts and legal systems, without recourse in the United States.

     These risks may result in our investment in Moldova being unprofitable or lost entirely. While we attempt to conduct our affairs in Moldova in a way to minimize these risks, many of these matters are not within our control and we cannot guard against losses resulting from some of these risks.

OUR BUSINESS IS SUBJECT TO MANY OPERATIONAL RISKS THAT MAY CAUSE PRODUCTION OR TRANSPORTATION DIFFICULTIES AND MAY RESULT IN SIGNIFICANT LIABILITIES.

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     Our success is significantly effected by risks associated with our drilling and other operational activities. We do not conduct drilling operations ourselves, but hire drilling companies at standard industry rates. Costs of drilling differ greatly depending upon demand for drilling rigs and any difficulties encountered during drilling. These costs directly effect our profits. Perhaps the most significant drilling risk is the risk that no oil or gas will be found that can be produced at a profit. If we are not successful in finding oil or gas when drilling, or if drilling costs are significantly higher than projected, it will adversely effect our financial results.

     Our production and other operations, and the transportation of our production by others, also involve a number of hazards and risks such as fires, natural disasters, explosions, blowouts and spills. These hazards and risks may result in property damage or personal injury and may cause operations to be suspended. We maintain insurance coverage that we consider adequate and customary in the oil and gas industry. However, we are not fully insured against some of these risks, either because the insurance is not available or because of high premium costs. If a significant accident or other event happens and is not fully covered by insurance, it could adversely effect our financial condition and operations.

SOME OF OUR COMPETITORS HAVE SUBSTANTIALLY GREATER RESOURCES WHICH MAY GIVE THEM A COMPETITIVE ADVANTAGE OVER US.

     We have substantial competition in acquiring properties, marketing oil and gas and employing trained personnel. Many of our competitors have substantially larger financial resources, staffs and facilities. If we directly compete against one of those larger companies in a desired acquisition of oil and gas properties or in the hiring of experienced and skilled personnel, we may not have the resources available to obtain the result we would like. As a result, we must carefully select our acquisition prospects, personnel moves and similar matters.

WE ARE SUBJECT TO COMPLEX GOVERNMENT LAWS AND REGULATION, INCLUDING ENVIRONMENTAL REGULATIONS, THAT MAY RESULT IN INCREASED EXPENSES AND EXPOSURE TO LIABILITY.

     Our operations are affected from time to time in varying degrees by political developments and federal, state and local laws and regulations. In particular, oil and gas production, operations and economics are or have been significantly affected by price controls, taxes and other laws. We cannot predict how existing laws and regulations may be interpreted by enforcement agencies or court rulings, whether additional laws and regulations will be adopted, or the effect such changes may have on our business, financial condition or results of operations.

     Specifically, our operations are subject to complex and constantly changing environmental laws and regulations adopted by federal, state and local governmental authorities. We believe that compliance with those laws has not significantly effected our operations to date. Nevertheless, if we discharge oil, gas or other pollutants into the air, soil or water, we may incur significant liabilities to the government and third parties. In past acquisitions, we have agreed to protect the sellers against some of the liabilities for environmental claims related to the properties we have purchased. Our results of operations and financial condition may be adversely affected by existing or future environmental laws or regulations. In addition, we may be subject to significant claims by Sellers to protect them from liability with respect to properties we have acquired.

THE YEAR 2000 ISSUE MAY ADVERSELY EFFECT OUR OPERATIONS THROUGH FAILURE OF OUR OWN SYSTEMS OR PROBLEMS ENCOUNTERED BY OTHER COMPANIES WITH WHOM WE DO BUSINESS.

     The third-party software vendor for our integrated oil and gas information system has modified the system to accurately handle the Year 2000 issue. These modifications were part of the routine updates we receive from our third-party software vendor as part of the systems support contract. We have not, and do not believe that we will, incur any material costs in addition to the ordinary software maintenance costs in preparing our information systems for the Year 2000 issue. In addition to our information systems, we are conducting an assessment of the Year 2000 issue with respect to the production and other field equipment associated with our properties. A significant failure of that equipment may cause delays in production and product transportation which could adversely effect our operations and financial condition. Following this assessment,

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

we intend to establish a plan to make that equipment Year 2000 compliant or develop a contingency plan for a possible failure of that equipment.

     The Year 2000 issue also affects service companies, purchasers of production, utility providers and other companies with whom we have a business relationship. We have submitted Year 2000 compliance questionnaires to many of these companies, but are currently not aware of the preparations undertaken by these companies. A material and widespread failure of the utility service, transportation of oil or gas, or similar service we use could significantly effect our production, cash flow and overall financial condition. Therefore, failure of such third parties to adequately prepare for Year 2000 issue may adversely effect us, even though we have taken actions to prepare our own information systems. We do not currently have a contingency plan in the event those third parties are unable to provide services or products to us.

                      WHERE YOU CAN FIND MORE INFORMATION

     Costilla Energy, Inc. files annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You can read and copy this information at the Public Reference Room of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You can also access these materials electronically on the SEC's Internet site (http://www.sec.gov).

     We filed a registration statement on Form S-3 with the SEC to register the shares offered by this prospectus. As allowed by the SEC, this prospectus does not contain all of the information you can find in the registration statement or the exhibits to the registration statement. The SEC allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring to those documents. The information we incorporate by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supercede this information. We incorporate by reference the following documents which have been filed by us with the SEC (File No. 0-21411):

     - Costilla's Annual Report on Form 10-K for the year ended December 31,
       1997;

     - Costilla's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1998, June 30, 1998 and September 30, 1998;

     - Costilla's Current Reports on Form 8-K filed on June 5, June 15 and December 30, 1998;

     - Costilla's Form S-4 Registration Statement filed on April 17, 1998 (File No. 333-50347), as amended or supplemented; and

     - The description of Costilla common stock contained in our registration statement on Form 8-A filed on September 23, 1996.

     We also incorporate by reference all documents filed by us pursuant to
Section 13(a), 13(c), 14 or 15(d) of the Exchange Act of 1934 after the date of this prospectus until this offering has been completed.

     You may obtain copies of these documents upon written or oral request without charge from us by contacting our Manager, Investor Relations at 400 West Illinois, Suite 1000, Midland, Texas 79705, telephone number 915-683-3092. Copies of the documents may also be accessed electronically on our home page on the Internet (http://www.costillaenergy.com).

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

                   SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS

     This prospectus and the documents "incorporated by reference" as discussed under "Where You Can Find More Information" may contain "forward-looking statements" within the meaning of federal securities law. Such statements can be identified by use of forward-looking terms such as may, will, expect, project, anticipate, believe, estimate, continue or other similar words. These statements discuss future expectations, such as oil and gas reserves, future drilling and operations, future production of oil and gas, future net cash flows, future capital expenditures and other forward-looking matters.

     We have based these statements on our assumptions and analysis of historical trends, current conditions, expected future developments and other factors that we believe are appropriate under the circumstances. We believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions. However, many factors may cause a material difference between actual results and the forward-looking statements, many of which are beyond our control. These factors include the following:

     - Those discussed in our most recent Annual Report on Form 10-K;

     - Those discussed in our Quarterly Reports on Form 10-Q;

     - General economic and business conditions and the business opportunities, or lack of those opportunities, presented to or pursued by us;

     - The risk factors discussed in this prospectus under the heading "Risk Factors", beginning on page 3; and

     - Those discussed in our other filings with the SEC.

     Any forward-looking statement speaks only as of the date that statement is made. We will not update any forward-looking statement to reflect events or circumstances that arise after the date the statement was made.

                              SELLING STOCKHOLDER

     Pioneer Natural Resources USA, Inc., an independent oil and gas company, owns all of the 3,000,000 shares of Costilla common stock offered in this prospectus. We issued these shares to Pioneer as a portion of our payment for the option to purchase oil and gas properties from Pioneer as stated in an option to purchase agreement and a purchase and sale agreement, each dated as of December 16, 1998 between Costilla, Pioneer and a Pioneer affiliate. We agreed to register the sale of these shares by Pioneer. Pioneer does not own any shares of Costilla common stock other than the 3,000,000 shares offered in this prospectus. Pioneer may sell any or all of these shares. Pioneer does not have, and has not had during the last three years, a material relationship with us other than the Pioneer agreement and two other acquisition transactions described under "Costilla Energy" on page 10.

                                  THE OFFERING

     Pioneer may sell any number of the 3,000,000 shares covered by this prospectus at any time and from time to time in public market or in private transactions at market or negotiated prices. However, Pioneer has agreed not to sell these shares prior to May 30, 1999 if the Pioneer acquisition is completed. Pioneer has also granted us the right to repurchase these shares for a total purchase price of $13 million at any time prior to May 30, 1999. This offering may continue until all of the 3,000,000 shares are sold.

                                USE OF PROCEEDS

     All of the 3,000,000 shares of Costilla common stock offered in this prospectus will be offered and sold by Pioneer as a selling stockholder. Pioneer will receive all of the net proceeds from those sales. We will not receive any proceeds from those sales, but we will pay expenses for registering the shares. Pioneer will pay any brokerage fees or commissions in connection with the sales.

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

                                COSTILLA ENERGY

     Costilla is an independent energy company engaged in the exploration, acquisition and development of oil and gas properties. Our primary operations are in the Gulf Coast region, the Rocky Mountain region and the Permian Basin. We use current and developing technology to increase our oil and gas reserves in the following ways.

     - A targeted exploration program which consists of drilling wells in areas with little or no existing production.

     - Acquisitions of oil and gas properties that compliment our current properties.

     - Development of currently producing properties by additional drilling, workovers of wells and other operational improvements.

     We began operating in 1988 and completed the initial public offering of Costilla common stock in October 1996. As of October 1, 1998, we had estimated net proved reserves of 11 million barrels of oil and 165 billion cubic feet of gas. These oil and gas reserves total about 232 billion cubic feet of gas equivalent, which represents the reserves as if the oil reserves and gas reserves were all gas reserves by using a ratio of six thousand cubic feet of gas for every barrel of oil. The total estimated net proved reserves are attributable 29% to oil and 71% to gas, with a present discounted value of future net revenues of approximately $180 million. The present discounted value of estimated future net revenues is an estimate of future net revenue from our properties at a specified date, discounted at an annual rate of 10% to show "present" value. That value is provided as an estimate of the value of our future revenue stream, and should not be used as an estimate of fair market value of our properties.

     In addition to producing reserves, we also have a significant amount of developed acreage on which producing wells are located and undeveloped acreage on which no commercially productive wells are located. At June 30, 1998, we had a total of 1,007,479 gross acres (760,529 net acres), which included 715,038 gross acres (653,296 net acres) of undeveloped acreage. Gross acres represent the total number of acres of properties in which we own any amount of working interest, while net acres represent the total number of acres of each of those properties multiplied by our percentage interest in that property.

     We began active efforts to acquire and develop oil and gas properties in 1993. From January 1, 1993 to December 31, 1998, we closed nine acquisitions for a total purchase price of approximately $149 million. The three most significant acquisitions completed to date are the following:

     - The acquisition of 36 billion cubic feet of gas equivalent of proved reserves (at July 1, 1997), extensive undeveloped acreage and seismic data located in the Rocky Mountain region from Ballard Petroleum, L.L.C. in August 1997 for approximately $41 million.

     - The acquisition from a predecessor of Pioneer of 64 billion cubic feet of gas equivalent of proved reserves and undeveloped acreage located in the Permian Basin and the Gulf Coast region in June 1996 for approximately $39 million.

     - The acquisition from a predecessor of Pioneer of 86 billion cubic feet of gas equivalent of proved reserves and undeveloped acreage in the Permian Basin, Gulf Coast and Rocky Mountain regions in June 1995 for approximately $47 million.

     We intend to continue our strategy to increase oil and gas reserves, production and cash flow by using a three-pronged approach. This approach combines an active exploration program using developing technology with strategic property acquisitions and focused development drilling. Our management and technical staff have significant oil and gas experience in drilling and completion of oil and gas wells, production operations, acquisitions and divestitures and petroleum engineering. Most members of the our technical staff have in-depth knowledge of our core operating regions as a result of having spent substantial portions of their careers specializing in those regions. We try to reduce our operating and commodity risks by holding properties in several oil and gas producing regions in the United States.

     Our principal executive offices are located at 400 West Illinois, Suite 1000 Midland, Texas 79701 (915) 683-3092.
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

                    MATERIAL CHANGES TO REPORTED INFORMATION

     Other than as described below, there have been no material changes in the information contained in the documents or reports incorporated by reference in this prospectus as of the date of this prospectus.

     As previously reported, Costilla and Pioneer entered into a purchase and sale agreement dated September 4, 1998 with respect to our purchase of oil and gas properties from Pioneer. The transaction was originally scheduled to close on or about December 15, 1998, effective October 1, 1998. The purchase price was originally $410 million. On December 16, 1998, Costilla and Pioneer signed the new Pioneer agreement, which gives us an option to purchase the same oil and gas properties included in the earlier agreement. We paid Pioneer $25 million in cash, 3,000,000 shares of Costilla common stock valued at $13 million, and property interests valued at $3 million for the option. The purchase price for the oil and gas properties, in addition to the amount already paid for the option, is now $294 million. Our option to purchase the properties expires on March 31, 1999. When completed, the transaction will have a January 1, 1999 effective date. This means that we will be owner of the properties, entitled to the production from the properties and subject to the liabilities with respect to the properties, beginning on January 1, 1999 even though the closing date is after that date.

     We borrowed the $25 million cash portion of the option payment under our revolving credit facility. If we do not receive any value for that $25 million expenditure, we will continue to have a substantial amount of debt compared to the value of our assets. In addition, the loss of the option payment for no value in return may significantly and adversely affect our ability to generate or obtain capital resources sufficient to fund our operating plans.

     We intend to fund the $294 million purchase price of the Pioneer acquisition through a combination of bank debt and the sale of stock. On November 30, 1998, our stockholders approved the sale of up to 250,000 shares of convertible preferred stock and up to 50 million shares of Costilla common stock in connection with the Pioneer acquisition. The 3,000,000 shares issued to Pioneer were a portion of the stock issuance approved by the stockholders. We may sell any or all of the remaining 47 million shares of Costilla common stock and/or the 250,000 shares of convertible preferred stock to raise a portion of the money to pay the acquisition purchase price. We do not currently have any agreements, commitments or similar arrangements with respect to either the bank debt or the sale of stock to pay for the Pioneer acquisition.

     Due to the delay in completing the Pioneer acquisition, our senior lenders are in the process of redetermining the maximum amount of money we can borrow under our revolving credit facility. We believe that this redetermination will be completed by March 15, 1999. At this time we have borrowed the entire $40 million maximum borrowing amount previously set under the revolving credit facility. In redetermining the maximum amount of money we can borrow, the lenders will probably use pricing assumptions for future sale of oil and gas production that are substantially lower than the assumptions used in prior redeterminations. When the redetermination is completed, if our outstanding indebtedness exceeds the new maximum amount set by the lenders, we will be required to repay this difference in not more than six (6) equal installments. We may not have the funds available for that repayment and may be forced to sell assets or otherwise modify our operations to fund those payments. If the Pioneer acquisition is not consummated, a required repayment could adversely effect our ability to carry out our 1999 business plan and capital expenditure budget.

     This information is in addition to, and will be supplemented and replaced by, the information contained in the documents and reports incorporated by reference in this prospectus. Those documents and reports, both those already filed and those we will file in the future, are described under "Where You Can Find More Information" on page 8.

                              PLAN OF DISTRIBUTION

     Pioneer may sell some or all of the 3,000,000 shares of Costilla common stock offered by this prospectus from time to time:

     - through dealers, brokers or other agents;

     - directly to one or more purchasers, including persons who have a lien on the shares;

     - in transactions (which may involve cross or block transactions) on the Nasdaq National Market;

     - in privately negotiated transactions (including sales pursuant to pledges);

     - in the over-the counter market; or

     - in a combination of such transactions.

     These transactions may be at market prices prevailing at the time of sale, at prices related to prevailing market prices, at negotiated prices, or at fixed prices, which may be changed. Brokers, dealers, or other agents participating in these transactions may receive compensation in the form of discounts, concessions or commissions from Pioneer, and, if they act as agent for the purchaser of the shares, from the purchaser.

     Pioneer and any brokers, dealers or other agents that participate in such distribution may be considered "underwriters" within the meaning of the Securities Act of 1933, and any discounts, commissions or concessions received by them might be deemed to be underwriting discounts and commissions under the 1933 Act. We cannot, nor can Pioneer, presently estimate the amount of any of that compensation. We do not know of any existing arrangements between Pioneer and any broker, dealer or other agent relating to the sale or distribution of its shares of Costilla common stock.

     In order to comply with the securities laws of certain states, if applicable, the shares will be sold in those jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with. Also, the anti-manipulative provisions of Regulation M promulgated under the Securities Exchange Act of 1934 may apply to sales by Pioneer in the public market.

     We have not engaged any underwriter, broker, dealer or agent in connection with the distribution of the shares. We will pay all of the expenses incident to the registration of the shares, other than discounts, commissions and concessions of brokers dealers or other agents, if any.

     Any shares covered by this prospectus which qualify for sale pursuant to Rule 144 under the 1933 Act may be sold under Rule 144 rather than pursuant to this prospectus. There is no assurance that Pioneer will sell any of the shares. Pioneer may transfer, devise or gift shares by other means not described in this prospectus. Pioneer may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of shares against certain liabilities, including liabilities under the 1933 Act.

     If we are notified by Pioneer that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, we will file a supplement to this prospectus, if required, pursuant to Rule 424(b) under the 1933 Act. The supplement will disclose the following:

     - the name of the selling stockholder and of the participating broker-dealer(s);

     - the number of shares involved;

     - the price at which such shares will be sold;

     - the commissions to be paid or discounts or concessions to be allowed to such broker-dealer)s), where applicable;

     - that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and

     - other facts material to the transaction.

                                 LEGAL MATTERS

     Certain legal matters related to the shares of Costilla common stock offered hereby will be passed upon for us by Cotton, Bledsoe, Tighe and Dawson, a Professional Corporation, Midland, Texas.

                                    EXPERTS

     Costilla's consolidated financial statements as of December 31, 1997 and 1996 and for each of the years in the three-year period ended December 31, 1997 have been incorporated herein by reference in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated herein by reference, and upon the authority of said firm as experts in accounting and auditing.

     The statement of revenues and direct operating expenses of the business acquired from Ballard Petroleum LLC for the year ended December 31, 1996 and the statement of revenues and direct operating expenses of the 1995 Acquisition from a Pioneer predecessor for the period ended June 12, 1995, incorporated herein by reference in reliance upon the reports of KPMG LLP, independent certified public accountants, incorporated herein by reference, and upon the authority of said firm as experts in accounting and auditing.

     Certain information appearing in reports and documents incorporated by reference in this prospectus regarding estimated quantities of oil and gas reserves and the discounted present value of future pre-tax cash flows therefrom attributable to certain of our properties at January 1, 1997 and January 1, 1998 are based on reports prepared or reviewed by Williamson Petroleum Consultants, Inc. and W. Scott Epley, P.E.

                       SEC'S POSITION ON INDEMNIFICATION
                         FOR SECURITIES ACT LIABILITIES

     Our Certificate of Incorporation and Bylaws provide indemnification for our officers and directors under the circumstances defined in Section 145 of the General Corporation Law of the State of Delaware.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling Costilla pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

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

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                             COSTILLA ENERGY, INC.

                                3,000,000 SHARES

                                  COMMON STOCK

                            ------------------------

                                   PROSPECTUS
                            ------------------------

                               FEBRUARY 12, 1999

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